                                                                    EXHIBIT 99.8

                             QUESTIONS AND ANSWERS
                     ABOUT THE DISTRIBUTION AND THE MERGER

Q: WHAT ARE THE DISTRIBUTION AND THE MERGER?

A: Prior to the Merger, your Board of Directors proposes to distribute to Insignia stockholders the shares of a new company that will continue to conduct Insignia's international commercial real estate services business, single-family home brokerage and mortgage origination business, condominium and cooperative apartment management business, equity co-investment business and certain other related businesses.

   The Merger will combine Insignia's remaining businesses of owning and managing multifamily apartment properties with the same businesses conducted by AIMCO.

Q: WHY ARE WE PROPOSING THE DISTRIBUTION AND THE MERGER?

A: We believe that the Distribution will enhance stockholder value. The
   Distribution will create two focused companies, both of which will have leadership positions in growing industries. We also believe the Merger will enhance stockholder value. The Merger will combine Insignia's multifamily business with AIMCO to create an even more significant presence in the multifamily housing business.

Q: WHAT IS AIMCO?

A: AIMCO is a real estate investment trust (REIT) which owns and manages multifamily apartment properties in the United States. After the Merger, it will be one of the largest companies in that industry based on the number of apartments owned and managed.

Q: WHAT IS HOLDINGS?

A: Holdings is the entity that will own the businesses distributed to Insignia stockholders in the Distribution. Holdings will be one of the largest commercial real estate firms in the United States based on revenues, with a growing international presence.

Q: HOW WILL THE TRANSACTIONS AFFECT ME?

A: Following the Distribution, stockholders of Insignia will own 100% percent of the outstanding Holdings Common Stock and will continue to own their shares of Insignia Common Stock. If the Merger is also consummated, shares of Insignia Common Stock will be converted into AIMCO securities as described below.

Q: WHAT ARE THE RISKS OF THE MERGER?

A: In addition to the general risks typically associated with acquisitions, the acquisition of Insignia by AIMCO involves certain specific risks and uncertainties. The integration of Insignia's business with AIMCO's will place a significant burden on AIMCO's management. This integration is subject to risks of loss of key personnel and clients of Insignia, the difficulty associated with assimilating the personnel, operations and systems of Insignia, the disruption of AIMCO's ongoing business and acquisition strategy, the difficulty in maintaining uniform standards, controls, procedures and policies, and the possible impairment of AIMCO's reputation. No assurance can be given that the anticipated benefits from the Merger will be realized or that AIMCO will be able to integrate the two businesses successfully. Failure of AIMCO to integrate the two businesses successfully could have a material adverse effect on AIMCO's results of operations and financial condition.

   AIMCO and its subsidiaries, and partnerships in which a subsidiary of AIMCO is a general partner, have significant amounts of debt outstanding and, accordingly, are subject to the risks normally associated with

                                       Q-1
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debt financing, including the risk that its cash flow from operations may not be sufficient to make required payments of principal and interest, the risk that existing indebtedness, including secured indebtedness, may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. In addition, the Merger will increase AIMCO's consolidated indebtedness by approximately $458 million and result in a reduction in AIMCO's net income per share, on a pro forma basis. As a result, if the increase in revenues as a result of the Merger is not as great as anticipated, there is a risk that AIMCO's consolidated entities will not be able to service their debt.

Q: WHEN WILL THE DISTRIBUTION AND THE MERGER OCCUR?

A: We plan to complete the Distribution and the Merger as soon as possible after the Insignia Meeting, assuming the conditions to those transactions are met. Insignia currently anticipates completing the Distribution and the Merger in either September or October of 1998. The Merger is expected to occur approximately two weeks after the Distribution occurs.

Q: WHAT WILL I RECEIVE IN THE DISTRIBUTION?

A: For every three (3) shares of Insignia Common Stock you own on the Distribution Record Date, you will receive two (2) shares of Holdings Common Stock. In addition, you will retain ownership of your shares of Insignia Common Stock until the Merger occurs.

   Fractional shares of Holdings Common Stock will not be issued. Stockholders will receive cash for any fractional share of Holdings Common Stock otherwise owed to them based on the market value thereof on a date close to the date the Distribution occurs.

   Illustrative Example

   If you owned 1,000 shares of Insignia Common Stock on the Distribution Record Date, then immediately after the Distribution you would own 666 shares of Holdings Common Stock and would continue to own 1,000 shares of Insignia Common Stock. In addition, you would receive cash for your 0.6667 fractional share of Holdings Common Stock.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: The exact form and per-share amount of the consideration to be received by Insignia's stockholders in the Merger will depend upon three factors:

          (1) the number of Insignia Common Stock Equivalents (which means the number of shares of Insignia Common Stock actually outstanding plus the number of shares issuable upon exercise of outstanding options and warrants) and the number of Convertible Preferred Securities outstanding at the effective time of the Merger;

          (2) the AIMCO Index Price (which will be the average trading price of AIMCO Common Stock on the New York Stock Exchange ("NYSE") over a 20-day period ended five trading days prior to the effective time of the Merger, but in no event greater than $38.00); and

          (3) whether the AIMCO stockholders approve the Merger.

     Illustrative Examples

   The following scenarios show what you would have received in the Merger had it occurred on July 31, 1998, depending on whether or not the AIMCO stockholders approved the Merger, and based on the following assumptions:

          (1) 33,876,523 Insignia Common Stock Equivalents (which equals 32,010,907 shares of Insignia Common Stock actually outstanding on July 31, 1998 plus 1,868,616 shares issuable upon vesting of restricted stock or exercise of options and warrants outstanding on July 31, 1998 and expected to be outstanding as of the effective time of the Merger);

          (2) AIMCO Index Price of $38.00; and

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

          (3) none of the Convertible Preferred Securities are converted prior to the effective time of the Merger.

     If AIMCO Stockholders Approve the Merger:

Based on the assumptions above, if you owned 1,000 shares of Insignia Common Stock at the effective time of the Merger and the Merger had occurred on July 31, 1998, you would be entitled to receive 238 shares of AIMCO Class E Preferred Stock (0.238 shares for each share of Insignia Common Stock). Upon payment of the Special Dividend, a holder of 238 shares of AIMCO Class E Preferred Stock on the record date for the Special Dividend would receive $1,460 ($6.13 per share of AIMCO Class E Preferred Stock and equivalent to $1.46 per share of Insignia Common Stock) and such 238 shares of AIMCO Class E Preferred Stock would automatically convert into 238 shares of AIMCO Common Stock. As noted above, you also would have received in the Distribution 666 shares of Holdings Common Stock and cash in lieu of 0.667 shares of Holdings Common Stock.

     If AIMCO Stockholders Do Not Approve the Merger:

Based on the assumptions above, if you owned 1,000 shares of Insignia Common Stock at the effective time of the Merger and the Merger had occurred on July 31, 1998, you would be entitled to receive 161 shares of AIMCO Class E Preferred Stock (0.161 shares for each share of Insignia Common Stock) and 77 shares of AIMCO Class F Preferred Stock (0.077 shares for each share of Insignia Common Stock). Upon payment of the Special Dividend, a holder of 163 shares of AIMCO Class E Preferred Stock on the record date for the Special Dividend would receive $1,460 ($9.05 per share of AIMCO Class E Preferred Stock and equivalent to $1.46 per share of Insignia Common Stock) and such 161 shares of AIMCO Class E Preferred Stock would automatically convert into 161 shares of AIMCO Common Stock. As noted above, you also would have received in the Distribution 666 shares of Holdings Common Stock and cash in lieu of 0.667 shares of Holdings Common Stock.

    Precise Method of Calculation

   Although the precise calculation is complex, the number of shares of AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock (if applicable) you will receive for each share of Insignia Common Stock will be determined, subject to the adjustments referred to below, by dividing (i) $303 million plus the aggregate exercise price of options and warrants at the effective time of the Merger by (ii) the product of the AIMCO Index Price multiplied by the aggregate number of shares of Insignia Common Stock outstanding and subject to outstanding options and warrants at the effective time of the Merger. The number of shares you actually receive will be increased to reflect any conversions of Convertible Preferred Securities prior to the effective time of the Merger and, if the AIMCO Index Price is less than $36.50, reduced to reflect any portion of the Merger consideration which AIMCO elects to pay in cash. There will also be a small variation resulting from any exercise of Insignia options and warrants prior to the Merger. If AIMCO stockholders approve the Merger, the shares you receive will be only AIMCO Class E Preferred Stock; however, if AIMCO stockholders do not approve the Merger, the Merger will nonetheless occur but you will receive an aggregate number of shares of AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock equal to the number of shares of AIMCO Class E Preferred Stock you would have received if the Merger had been approved. In either case, the Special Dividend per share of AIMCO Class E Preferred Stock will be equal to $50 million (reduced to give effect to the outstanding options and warrants of Insignia at the effective time of the Merger) divided by the number of shares of AIMCO Class E Preferred Stock issued in the Merger. The amount of the Special Dividend will be reduced below $50 million by approximately $2.8 million based upon 1,711,034 shares of Insignia Common Stock issuable upon exercise of options and warrants assumed to be outstanding at the effective time of the Merger. Upon payment of the Special Dividend, shares of AIMCO Class E Preferred Stock will automatically convert into shares of AIMCO Common Stock. Shares of AIMCO Class F Preferred Stock (if applicable) will only convert into shares of AIMCO Common Stock upon the subsequent approval of stockholders of AIMCO. Holders of AIMCO Class F Preferred Stock (if any) will be entitled to receive the greater of (i) the same dividends as holders of shares of AIMCO Common Stock and (ii) preferred cash distributions of 10% of the liquidation value of such AIMCO Class F Preferred Stock (which will
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equal the AIMCO Index Price, determined without giving effect to the $38.00 limitation), with the preferred distribution rate escalating by 1% each year until a 15% annual distribution rate is achieved.

   The following table sets forth the number of shares of AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock (if applicable) that an Insignia stockholder would receive for each share of Insignia Common Stock at various AIMCO Index Prices, based on the number of shares of Insignia Common Stock outstanding on July 31, 1998 (plus the number of shares of Insignia Common Stock issuable upon exercise of options and warrants assumed to be outstanding at the effective time of the Merger), assuming that no Convertible Preferred Securities are converted into shares of Insignia Common Stock prior to the Merger and that AIMCO does not elect to pay any of the Merger consideration in cash if the AIMCO Index Price is less than $36.50.

              AIMCO STOCKHOLDERS
              APPROVE THE MERGER   AIMCO STOCKHOLDERS DO NOT APPROVE THE MERGER
              ------------------   ---------------------------------------------
               SHARES OF AIMCO        SHARES OF AIMCO         SHARES OF AIMCO
              CLASS E PREFERRED      CLASS E PREFERRED       CLASS F PREFERRED
               STOCK PER SHARE        STOCK PER SHARE         STOCK PER SHARE
   AIMCO         OF INSIGNIA            OF INSIGNIA             OF INSIGNIA
INDEX PRICE      COMMON STOCK          COMMON STOCK            COMMON STOCK
-----------   ------------------   ---------------------   ---------------------
  $35.00            0.258                  0.175                   0.083
  $35.50            0.254                  0.172                   0.082
  $36.00            0.251                  0.170                   0.081
  $36.50            0.247                  0.167                   0.080
  $37.00            0.244                  0.165                   0.079
  $37.50            0.241                  0.163                   0.078
  $38.00            0.238                  0.161                   0.077
  $39.00            0.238                  0.161                   0.077
  $40.00            0.238                  0.161                   0.077

   The following table sets forth the number of shares of AIMCO Class E Preferred Stock, AIMCO Class F Preferred Stock (if applicable) and cash that an Insignia stockholder would receive for each share of Insignia Common Stock at various AIMCO Index Prices below $36.50 determined on the same basis described above but assuming that AIMCO elects to pay the maximum amount permitted in cash.

                     AIMCO STOCKHOLDERS
                     APPROVE THE MERGER              AIMCO STOCKHOLDERS DO NOT APPROVE THE MERGER
              --------------------------------   ----------------------------------------------------
               SHARES OF AIMCO                    SHARES OF AIMCO     SHARES OF AIMCO
              CLASS E PREFERRED     CASH PER     CLASS E PREFERRED   CLASS F PREFERRED     CASH PER
               STOCK PER SHARE      SHARE OF      STOCK PER SHARE     STOCK PER SHARE      SHARE OF
   AIMCO         OF INSIGNIA        INSIGNIA        OF INSIGNIA         OF INSIGNIA        INSIGNIA
INDEX PRICE     COMMON STOCK      COMMON STOCK     COMMON STOCK        COMMON STOCK      COMMON STOCK
-----------   -----------------   ------------   -----------------   -----------------   ------------
  $33.00            0.260            $0.44             0.172               0.088            $0.44
  $34.00            0.253            $0.44             0.167               0.086            $0.44
  $35.00            0.245            $0.44             0.162               0.083            $0.44
  $35.50            0.242            $0.44             0.160               0.082            $0.44
  $36.00            0.239            $0.44             0.158               0.081            $0.44

   The closing prices for AIMCO Common Stock and Insignia Common Stock on the NYSE on July 31, 1998 were $38.00 per share and $23.50 per share, respectively. Insignia stockholders may call 1-800-207-2014 to obtain market quotations for AIMCO Common Stock for the preceding day and a calculation of the AIMCO Index Price determined for the 20 NYSE trading days ended on the preceding NYSE trading day (which will not be the actual period used to determine the actual AIMCO Index Price). As of July 31, 1998, the AIMCO Index Price was $38.00.

   Any Insignia stockholder may revoke a proxy at any time before it is voted by
   (i) attending the Insignia Meeting and giving notice of his or her intention to vote in person, or (ii) executing and delivering a subsequent proxy or delivering notice that the proxy is revoked to Adam B. Gilbert, Secretary, Insignia Financial Group, Inc., 200 Park Avenue, New York, New York 10166. See "Information Concerning the Insignia Meeting -- Proxies."

Q: WHAT WILL BE THE TRADING VALUE OF THE SECURITIES I RECEIVE?

A: Following the Distribution and the Merger, the total value of your investment in Insignia will be divided among Holdings Common Stock, AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock (if applicable) and any cash you receive. The marketplace will determine the prices at which shares of Holdings Common Stock, AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock (if applicable) will trade. There currently is no market for shares of Holdings Common Stock, AIMCO Class E Preferred Stock or AIMCO Class F Preferred Stock and, although all of those securities have been approved for listing on the NYSE, there can be no assurance that an active trading market will develop or as to the prices at which those securities may trade. Holdings has no operating history as a separate entity, and the separation from Insignia will result in some temporary dislocation and inefficiencies to the business operations of Holdings. The ability of Holdings to satisfy its obligations and maintain profitability will depend upon its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors affecting the business operations of Holdings, including factors which are not in Holdings' control. The market value of Holdings Common Stock may be adversely affected if holders of Insignia Common Stock sell or attempt to sell in a limited time period a substantial number of the shares of Holdings Common Stock they receive in the Distribution. There can be no assurance that the anticipated benefits from the Merger will be realized or that the integration of Insignia and AIMCO will be successful and timely implemented.

Q: WHERE WILL MY STOCK BE TRADED?

A: Holdings Common Stock, AIMCO Class E Preferred Stock and AIMCO Class F
   Preferred Stock have each been approved for listing on the NYSE under the trading symbols "IEG," "AIVPrE" and "AIVPrF," respectively. Upon consummation of the Merger, Insignia Common Stock will cease to be traded on the New York Stock Exchange. In the event the Merger is not consummated for any reason, Insignia Common Stock is expected to continue to be listed on the NYSE under the trading symbol "IFS." AIMCO Common Stock is listed on the NYSE under the trading symbol "AIV."

Q: HOW DO I VOTE ON THE TRANSACTIONS?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible so that your shares may be represented at the Insignia Meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the Distribution, the Merger Agreement and the Holdings Plans. If you do not send in your proxy or you abstain, it will have the effect of a vote against the Distribution, the Merger Agreement and the Holdings Plans.

   The Insignia Meeting will take place on September 14, 1998. You may attend the Insignia Meeting and vote your shares in person rather than signing and mailing your proxy card. In addition, you may revoke or change your proxy until the vote is taken at the Insignia Meeting by following the directions on page 70.

   In the event the AIMCO Index Price (which will not be determined until after the Insignia Meeting) is less than $36.50, AIMCO may elect to pay a portion of the Merger consideration in cash. If AIMCO does so, each Insignia stockholder would have the right to demand appraisal of, and payment for, the fair value of such holder's shares of Insignia Common Stock. However, at the time of the Insignia Meeting, an Insignia stockholder will not know whether he is entitled to appraisal rights, but any stockholder who may desire to assert such rights must (i) deliver to Insignia written notice of such holder's intent to demand payment for such holder's shares of Insignia Common Stock if the Merger is effected prior to the vote being taken on the Merger Agreement at the Insignia Meeting, and (ii) not vote in favor of the Merger Agreement.

Q: WHY IS THE MERGER SO COMPLICATED AND WHY ARE THERE SO MANY
   ANCILLARY AGREEMENTS?

A: Because AIMCO is purchasing only the multifamily real estate assets of Insignia (excluding the New York metropolitan tri-state area assets), additional transactions are necessary to ensure that Holdings will hold the remaining assets (Insignia's commercial real estate services business, cooperative and condominium apartment management business, single-family home brokerage and mortgage origination business, equity co-investment business and certain related businesses). In addition, AIMCO's capital structure and REIT status require that certain formalities be observed. As a result, the Merger, together with the related transactions, is very complicated.

   The complicated structure also results in added risks that the Merger will not be consummated. To reduce such risks and maximize the likelihood that the Merger will be consummated, Insignia, Holdings, four senior executives of Insignia and certain entities which hold some of their Insignia Common Stock have entered into certain ancillary agreements with AIMCO. The Call Agreements (as defined in the Joint Proxy Statement/Prospectus), which provide that AIMCO may purchase certain shares of Insignia Common Stock held by the four senior Insignia executive and their affiliated entities, are intended to reduce the likelihood that the Insignia executives would have incentives based on their stock ownership to seek another transaction for Insignia and to allow AIMCO to participate in the benefit of any other transaction involving Insignia. The Indemnification Agreement between Holdings and AIMCO is intended to define the rights and obligations of the parties in the circumstance that one party breaches the Merger Agreement or third parties file suit against AIMCO or Insignia.

   These agreements, along with other ancillary agreements, provide stockholders and management with additional assurance that the Merger will be consummated while at the same time defining the potential liabilities of the parties if the Merger is not consummated.

Q: HOW DOES THE INSIGNIA BOARD RECOMMEND THE INSIGNIA STOCKHOLDERS VOTE ON THE
   TRANSACTIONS?

A: The Insignia Board unanimously recommends voting FOR the Distribution, the
   Merger Agreement and the Holdings Plans.

   You should be aware, however, that certain members of the Insignia Board and the senior executives of Insignia have conflicts of interest in connection with the transactions. Such conflicts include, among other things, (i) the agreement by Insignia to retire options and warrants owned by the Insignia directors and certain executive officers, (ii) the execution by four senior executives of Insignia of employment agreements with Holdings, (iii) lump sum payments to be made to certain other executive officers of Insignia in connection with various employment matters, including termination payments and retention bonuses, (iv) lump sum payments to be made by Holdings to four of its senior executives under the terms of their employment agreements with Holdings and the assumption by AIMCO of their existing employment agreements with Insignia, which will be converted into consulting and non-compete agreements and (v) the approval of the grant, effective as of the time of the Distribution, by Holdings of options to purchase shares of Holdings Common Stock to its key employees and directors under the Holdings Stock Incentive Plan. See "Summary -- Conflicts of Directors and Executive Officers of Insignia Related to the Distribution, the Merger and the Related Transactions" for a more complete discussion of the conflicts of interest.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions that direct your broker on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. Without instructions from you, your broker cannot vote your shares.

Q: WHAT REMEDY DO I HAVE IF I DO NOT VOTE FOR THE MERGER AGREEMENT BUT THE
   MERGER PROCEEDS ANYWAY?

A: Under the Delaware General Corporation Law (the "DGCL"), the holders of
   Insignia Common Stock will not be entitled to any objecting stockholders' rights to fair value in connection with the Merger, unless AIMCO elects, under certain circumstances, to pay a portion of the Merger consideration in cash (other than cash in lieu of fractional shares), which will not be determined until after the Insignia Meeting. In such event, Section 262 of the DGCL allows a stockholder of Insignia to dissent from the Merger and demand appraisal of, and obtain payment for, the fair value of such holder's shares of Insignia Common Stock. In order to dissent, the dissenting stockholder must (i) deliver to Insignia, prior to the vote being taken on the Merger Agreement at the Insignia Meeting, written notice of such holder's intent to demand payment for such holder's shares of Insignia Common Stock if the Merger is effected and (ii) not vote in favor of the Merger Agreement.

Q: SHOULD I SEND IN ANY STOCK CERTIFICATES NOW?

A: Not at this time. If the Distribution is approved by stockholders at the Insignia Meeting and effected, new stock certificates for Holdings Common Stock will be sent to you without further action by you. If the Merger is approved by stockholders at the Insignia Meeting and consummated, you will receive instructions that will tell you how to exchange your existing Insignia stock certificates for AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock (if applicable) certificates at the appropriate time, which must be done in order for you to receive any dividends declared on AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock (if applicable) following consummation of the Merger.

Q: DO I HAVE TO PAY TAXES ON THE RECEIPT OF HOLDINGS COMMON STOCK IN THE
   DISTRIBUTION?

A: The Distribution is intended to be tax-free to Insignia's stockholders for U.S. Federal income tax purposes (except for cash paid to Insignia stockholders instead of fractional shares of Holdings Common Stock), and Insignia has received an opinion of its special tax counsel, Rogers & Wells LLP, to that effect. Even though Rogers & Wells LLP has given its opinion to Insignia, the Internal Revenue Service or a court may disagree with their conclusions. To qualify as a tax-free distribution, the Distribution must satisfy the requirements of Sections 355 and 368 of the Internal Revenue Code of 1986, as amended, including the requirements that the Distribution not be used as a device for the distribution of Insignia's earnings and that Insignia's historic business be continued following the Distribution and Merger. The law is not entirely clear regarding the application of these requirements to a distribution and subsequent merger with a REIT that will conduct the acquired businesses through a subsidiary partnership and other non-controlled subsidiaries. If the Distribution does not qualify as a tax-free transaction, each Insignia stockholder will be treated as having received a taxable dividend in an amount equal to the fair market value of the Holdings Common Stock received (to the extent of such stockholder's pro rata share of Insignia's current and accumulated earnings and profits, including earnings and profits resulting from the gain to Insignia from the Distribution). For a further discussion of the tax consequences of the Distribution to Insignia's stockholders, see pages 117-119.

Q: DO I HAVE TO PAY TAXES ON THE RECEIPT OF AIMCO SECURITIES IN THE MERGER?

A: The Merger is intended to be tax-free to Insignia's stockholders for U.S.
   Federal income tax purposes (except for cash paid to Insignia stockholders instead of fractional shares of AIMCO stock), and Insignia has received an opinion of its special tax counsel, Rogers & Wells LLP, to that effect. If AIMCO elects to pay part of the Merger consideration in cash, each Insignia stockholder will recognize taxable gain (but not loss) realized on an exchange of their Insignia Common Stock, but only to the extent of the cash received. If the Merger does not qualify as a tax-free reorganization, each Insignia stockholder would recognize taxable gain or loss in an amount equal to fair market value of the AIMCO stock plus any cash received, less such Insignia stockholder's tax basis in its Insignia Common Stock immediately before the Merger. In addition, if the Merger does not qualify as a tax-free reorganization, AIMCO may be unable to retain its status as a REIT. It is anticipated that the Special Dividend will be a fully taxable dividend when paid. For a further discussion of the tax consequences of the Merger to Insignia's stockholders, see pages 117-119.

Q: WHAT WILL BE MY NEW TAX BASIS IN THESE SECURITIES?

A: Each stockholder's original tax basis in Insignia Common Stock will be allocated, immediately after the Distribution, between the shares of Holdings Common Stock received in the Distribution and the shares of Insignia Common Stock which he continues to hold, based on their relative fair market values. Upon consummation of the Merger, each stockholder's remaining tax basis in Insignia Common Stock will be allocated between the shares of AIMCO Class E Preferred Stock and AIMCO Class F Preferred Stock (if applicable) received in the Merger, based on their relative fair market values. Following the Distribution, Insignia (or if the Merger is consummated, AIMCO) will provide you with a notice regarding this allocation.